Exhibit 99.1


012 Smile.Communications Ltd. Has Completed the Sale of Its Telecom Business Assets to Ampal-American Israel Corporation

Press Release
Source: 012 Smile.Communications Ltd.
On Monday February 1, 2010, 1:55 am EST

PETACH TIKVA, Israel--(BUSINESS WIRE)--012 Smile.Communications Ltd. (Nasdaq:
SMLC - News), an Israeli telecommunications service provider, announced that it has completed the sale of its telecom business assets to a wholly-owned subsidiary of Ampal-American Israel Corporation (Nasdaq: AMPL) for NIS 1.2 billion (approximately $322 million).

Mr. Eli Holtzman has been appointed as 012 Smile.Communications' new Chief Executive Officer and Mr. Doron Turgeman as its Chief Financial Officer, effective immediately. Messrs. Holtzman and Turgeman will fill these positions in parallel with their roles as CEO and CFO of Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD - News), 012 Smile.Communications' controlling company.

About 012 Smile.Communications
------------------------------

012 Smile.Communications (Nasdaq: SMLC - News) is a 75.3% - owned subsidiary of Internet Gold (Nasdaq: IGLD - News), which is a subsidiary of Eurocom Communications Ltd.

In October 2009, 012 Smile.Communications signed a definitive agreement to purchase the controlling interest (approximately 30.6%) in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE:
BZEQ).

For further information, please visit our website:
http://www.012smile.com/index.html

Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to risks associated with the pending acquisition of the controlling interest in Bezeq The Israel Telecommunication Corp. and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Investor relations contacts:
----------------------------
Mor Dagan
Investor Relations
+972-3-516-7620
mor@km-ir.co.il
or
Idit Azulay
Internet Gold
+972-72-2003848
i.azulay@smile.net.il